UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                               OUTLOOK GROUP CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    690113105
                             -----------------------
                                 (CUSIP Number)

                               Steven J. Glusband
                            Carter, Ledyard & Milburn
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 15, 2000
      ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d- 1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 690113105
1    NAME OF REPORTING PERSON: Ronnie Shemesh
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)  [ ]
                                                                        (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS:  PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e):                                                  [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

     NUMBER OF      7   SOLE VOTING POWER: 233,915 shares of Common Stock
      SHARES
   BENEFICIALLY     8   SHARED VOTING POWER:  0 shares of Common Stock
     OWNED BY
       EACH         9   SOLE DISPOSITIVE POWER: 233,915 shares of Common Stock
     REPORTING
    PERSON WITH     10  SHARED DISPOSITIVE POWER: 0 shares of Common Stock

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON: 233,915 shares of Common Stock

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.9%

14   TYPE OF REPORTING PERSON: IN





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Item 1. Security and Issuer

     This Statement on Schedule 13D relates to the shares of common stock, $0.01 par value (the "Common Stock"), of Outlook Group Corp., a Wisconsin corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1180 American Drive, Neenah, Wisconsin 54957.

Item 2. Identity and Background

     This Statement is being filed by Mr. Ronnie Shemesh ("Mr. Shemesh"), a citizen of the United States. Mr. Shemesh owns 100% of Barrier Films Ltd. - New York, Inc. ("Barrier NY"), a holding company incorporated in New York, which owns a 100% interest in Barrier Films Corp., a Nevada corporation ("Barrier Nevada"). Mr. Shemesh serves as President and Chief Executive Officer of Barrier NY and as Chairman of the Board of Directors, Chief Executive Officer and Vice President of Barrier Nevada, which is engaged in the flexible packaging of various products. The principal executive office of Barrier NY is located at 78 Fernbrook Street, Yonkers, New York 10705 and the principal executive office of Barrier Nevada is located at 555 Dermody Way, Sparks, Nevada 89431. Mr Shemesh also owns one-third of the stock and serves as Chief Executive Officer, Vice President and director of the following two companies, which are engaged in the flexible packaging of various products: (i) World Class Film Corp., whose principal executive offices is located at 78 Fernbrook Street, Yonkers, New York 10705; and (ii) Northwest Films Corp., whose principal executive offices is located at 3807 South East Hidden Way, Vancouver, Washington 98661. Mr. Shemesh's main business address is 78 Fernbrook Street, Yonkers, New York 10705.

     During the last five years, Mr. Shemesh has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     Until March 14, 2000, Mr. Shemesh was the holder of 202,915 shares of Common Stock, representing approximately 4.8% of the shares of Common Stock of the Issuer then outstanding (based on 4,222,018 outstanding shares of Common Stock reported by the Issuer in its Form 10-Q for the quarter ended November 29, 1999 which was filed with the Securities and Exchange Commission on January 12,
2000). On March 15, 2000, Mr. Shemesh purchased, in the open market with his personal funds, an aggregate of 9,000 shares of Common Stock at a price of $4.437 per share. Subsequent to such acquisition, Mr. Shemesh became the owner of 5% of the outstanding shares of Common Stock of the Issuer. Since that date, Mr. Shemesh has engaged in the following transactions involving the Common
Stock:




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          1. On March 16, 2000, Mr. Shemesh  purchased,  in the open market with his personal funds, an aggregate of 2,000 shares of Common Stock at a price of $4.50 per share;

          2. On April 10, 2000, Mr. Shemesh purchased, in the open market with his personal funds, 300 shares of Common Stock at a price of $5.00 per share; and

          3. On April 11, 2000, Mr. Shemesh purchased, in the open market with his personal funds, an aggregate of 19,700 shares of Common Stock, of which 13,700 shares were purchased at a price of $5.00 per share and the balance of 6,000 shares were purchased at a price of $4.937 per share.

Item 4. Purpose of Transaction

     All the 233,915 shares of Common Stock currently owned by Mr. Shemesh were purchased for investment purposes.

     Mr. Shemesh currently does not have any plan or proposal which relates to or would result in:

          (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b)  an  extraordinary  corporate  transaction,   such  as  a  merger,
     reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

          (d) any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure;

          (g) changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;



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          (i) a class of equity  securities of the Issuer becoming  eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

     (a) and (b) Mr. Shemesh is the direct beneficial owner of 233,915 shares of Common Stock, or approximately 5.9% of the 3,980,195 shares of Common Stock, which the Issuer has reported were outstanding on April 7, 2000 in its Form 10-Q for the quarter ended February 26, 2000 filed with the Securities and Exchange Commission on April 11, 2000. Mr. Shemesh has the sole voting and dispositive power with respect to all such shares.

     (c) The following table sets forth all the transactions in the shares of Common Stock of the Issuer effected by Mr. Shemesh during the sixty (60) days prior to the date of the filing of this Statement on Schedule 13D. All such transactions were open market purchases effected on the Nasdaq National Market.


                                            Number of
                                            shares of              Price Per
Date of Purchase                           Common Stock              Share*
----------------                           ------------              ------
February 29, 2000....................           5,000                $4.625
March 1, 2000........................           2,000                $4.625
March 9, 2000........................             100                $4.00
March 9, 2000........................             400                $4.25
March 10, 2000.......................           4,500                $4.25
March 14, 2000.......................           3,800                $4.187
March 14, 2000.......................           6,000                $4.25
March 15, 2000.......................           9,000                $4.437
March 16, 2000.......................           2,000                $4.50
April 10, 2000.......................             300                $5.00
April 11, 2000.......................           6,000                $4.937
April 11, 2000.......................          13,700                $5.00

__________________________________________
*    Does not include broker's commissions.



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     Except for such transactions, Mr. Shemesh has not effected any transactions in the shares of Common Stock during the sixty (60) days prior to the filing of this Statement on Schedule 13D.

     (d) No person other than Mr. Shemesh has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The description set forth in Item 4 of this Statement with respect to the attempted sale of certain of the shares currently owned by Mr. Shemesh to the Issuer is hereby incorporated by reference in this Item 6.

     Except as set forth in Item 4 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Shemesh and any other person with respect to the securities of the Issuer, including but not limited to contracts, arrangements or understandings with respect to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits

     None.





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


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this Statement is true, complete and correct.


Date:    April 28, 2000




                                                 /s/Ronnie Shemesh
                                                 -----------------
                                                    Ronnie Shemesh







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